November 26, 2018

Michael F. Brigham
President, Chief Executive Officer and Treasurer
Immucell Corporation
56 Evergreen Drive
Portland, ME 04103

       Re: Immucell Corporation
           Registration Statement on Form S-3
           Filed November 20, 2018
           File No. 333-228479

Dear Mr. Brigham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David J. Champoux - Pierce Atwood LLP